EXHIBIT (D) (2)
GENSTAR CAPITAL PARTNERS V, L.P.
FOUR EMBARCADERO CENTER, SUITE 1900
SAN FRANCISCO, CALIFORNIA 94111-4191
July 24, 2007
GG Holdings I, Inc.
c/o Genstar Capital, L.P.
Four Embarcadero Center, Suite 1900
San Francisco, CA 94111-4191
Re: Letter of Commitment
Ladies and Gentlemen:
     Reference is made to the Merger Agreement dated as of even date herewith (the “Merger Agreement”) by and among PRA International, a Delaware corporation (“Company”), GG Holdings I, Inc., a Delaware corporation (“Parent”), and GG Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), pursuant to which the Merger Sub shall merge with and into the Company with the Company surviving as the wholly owned subsidiary of Parent (the “Merger”). All capitalized terms used herein but not defined shall have the meanings assigned to them in the Merger Agreement.
     This letter will confirm the commitment of Genstar Capital Partners V, L.P., subject to the conditions herein, to make an investment of up to $391,260,000 (the “Commitment Amount”) in equity securities of Parent. The proceeds of the Investor’s equity investments shall be used in connection with the financing of the Merger. The Investor’s equity investments are to be structured in accordance with the terms and conditions set forth in this letter and in the definitive documents with respect to such investments and the Merger and may be comprised of such combination of preferred equity securities and common equity securities as the Investor determines in its sole discretion (the “Shares”). The Merger is to be consummated pursuant to the Merger Agreement. The Investor may allocate its investment to affiliates (being entities controlled by the Investor or under common control with the Investor) and other investors, including management, and in connection therewith, may reduce the amount purchased by the Investor by an amount purchased by affiliates, other investors or management of the Company.
     The Investor’s obligations under this letter are subject to the satisfaction of all conditions precedent to the Parent’s and Merger Sub’s obligations to close set forth in the Merger Agreement (without any waiver of any such condition except waivers in which the Investor concurs) and consummation of the closing thereunder. This letter will automatically terminate and be of no further force and effect upon the earliest of (i) the consummation of the Merger, (ii) the occurrence of an event which renders any of the conditions set forth herein incapable of being satisfied, (iii) the termination of the Merger Agreement prior to the closing of the Acquisition, or (iv) the Outside Date. Nothing set forth in this letter confers or gives, or shall be construed to confer or give (x) to any person other than the Parent (including any person acting in a representative capacity) any remedies under or by reason of, or any rights to enforce or cause the Parent to enforce, this commitment or (y) to any person any rights or remedies against any person other than the Investor under or by reason of this commitment. Notwithstanding any other provision of this letter or otherwise applicable law, no obligation contained in, arising from, or relating to this letter will be enforceable by way of specific performance.
     Whether or not the transactions contemplated hereby are consummated, Parent and Merger Sub agree, jointly and severally, to indemnify and hold harmless the Investor and all current or future limited and general partners, stockholders, members, Affiliates, owners, officers, directors, agents, representatives and employees (the “Indemnified Persons”) of the Investor from and against any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, attorneys’ fees, expense and disbursements of any kind which may be imposed upon, incurred by or asserted against any of the Indemnified Persons in any manner relating to or arising out of the transactions described in this letter (including those resulting from any Indemnified Persons’ negligence); provided, however, that the foregoing will not apply to any losses of an Indemnified Person to the extent from and found by a final decision of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person.
     The Investor shall be entitled to assign all or a portion of its respective rights and obligations here under to one or more Persons that agree to assume the Investor’s obligations hereunder, provided that such Investor shall remain obligated to perform its obligations hereunder to the extent not performed by such Person(s). Except as provided above, this letter agreement shall not be assignable by any party hereto without the prior written consent of each of the other parties hereto.
     This letter sets out the parties’ entire understanding as of this date with respect to the subject matter of this letter, and there are no other written or oral agreements or understandings between the parties with respect to the subject matter of this letter. This letter shall be governed by laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. This letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute on instrument.

Very truly yours, Genstar Capital Partners V, L.P.
By:	Genstar V GP LLC
Its:	General Partner

By:	/s/ Robert J. Weltman
Name:	Robert J. Weltman
Title:	Managing Director

[Signature page to Letter of Commitment]